February 8, 2018

Mr. William H. Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	National Fuel Gas Company
Form 10-K for Fiscal Year Ended September 30, 2017
Filed November 17, 2017
Form 8-K Filed November 2, 2017
File No. 1-03880

Dear Mr. Thompson:

We have reviewed the Securities and Exchange Commission (“Commission”) staff letter of comment dated January 26, 2018 concerning the above-mentioned filings. Below are our responses to each of your comments. Please note that National Fuel Gas Company (the “Company”) is a holding company, and substantially all operating activities are carried out by wholly-owned and lower-tiered subsidiaries. For convenience, however, our responses may refer simply to the Company, since the Company is the reporting entity.

Form 8-K Filed November 2, 2017

Exhibit 99

Fiscal 2017 Highlights

1.	We note your presentation of free cash flow. Please clearly label free cash flow as a non-GAAP measure in your next earnings release. Please also provide a reconciliation of free cash flow to net cash provided by operating activities and present the three major categories of the statement of cash flows. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.06 and 102.07 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on October 17, 2017.

Company Response:

If in the future the Company publicly discloses material information that includes a numerical measure of free cash flow, including one calculated solely from GAAP financial measures, the Company will clearly identify the measure as a non-GAAP financial measure and provide a reconciliation to net cash provided by operating activities. In addition, in accordance with staff’s practice, if the Company’s disclosure is included in a document filed with the Commission, or a document furnished to the Commission under Item 2.02 of Form 8-K, the Company will present amounts for the three major categories of the statement of cash flows.

Non-GAAP Reconciliations – Operating Results

2.	We note your presentation of operating results which exclude certain items that impact comparability; therefore, a non-GAAP measure. Please tell us how your presentation of this measure complies with Item 10(e)(1)(ii)(E) of Regulation S-K which prohibits using titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. This comment also applies to Form 8-K filed November 3, 2017.

Company Response:

The Company notes that Item 10(e)(1)(ii)(E) of Regulation S-K applies to documents filed with the Commission, but not to documents furnished to the Commission, such as the Company’s Form 8-Ks furnished on November 2, 2017 and November 3, 2017. The Company has not included a numerical measure titled “operating results” in documents filed with the Commission. With respect to the Company’s furnished documents, given the Company’s identification of “operating results” as a non-GAAP financial measure, and the Company’s presentation of the reconciliation required by Regulation G, the Company does not believe that the use of the term operating results has given rise to any confusion. Nevertheless, the Company intends to use the term “Adjusted Operating Results” in the future, to further distinguish from the Company’s GAAP financial measures.

If you have any questions on our responses, please direct them to David Bauer at (716) 857-7318 or by e-mail at bauerd@natfuel.com.

Sincerely,

NATIONAL FUEL GAS COMPANY

By:	/s/ David P. Bauer
David P. Bauer
Treasurer and Principal Financial Officer